FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated May 21, 2013 of Diana Shipping Inc. (the “Company") announcing that the Company agreed to loan up to $50 million to Diana Containerships Inc. In addition, the Company signed shipbuilding contracts for the purchase of two Newcastlemax drybulk carriers.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-181540) filed with the U.S. Securities and Exchange Commission with an effective date of July 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 21, 2013	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-947-0100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. AGREES TO LOAN UP TO
$50 MILLION TO DIANA CONTAINERSHIPS INC.

SIGNS SHIPBUILDING CONTRACTS FOR THE
PURCHASE OF TWO NEWCASTLEMAX DRY BULK CARRIERS

ATHENS, GREECE, May 21, 2013 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the ownership and operation of dry bulk vessels, has announced that yesterday it agreed to loan up to $50 million to Diana Containerships Inc. (NASDAQ:DCIX), a former wholly-owned subsidiary of the Company of which Diana Shipping Inc. currently owns approximately 10.4% of the issued and outstanding common shares. Under the terms of the loan agreement, one or more wholly-owned subsidiaries of Diana Containerships may borrow amounts under the loan to fund vessel acquisitions and for general corporate purposes. The loan matures on the fourth anniversary of the initial draw down date, and amounts drawn under the loan will bear interest at the rate of LIBOR plus 5.0% per annum.  In addition, the borrower will pay the Company a variable back-end fee in an amount of up to 5.0%, in the aggregate, of the total amount outstanding under the loan. The unsecured loan will be guaranteed by Diana Containerships, and Diana Containerships and its subsidiaries may not incur additional indebtedness during the term of the loan without the prior consent of the Company. The loan agreement was approved by a committee of the independent directors of Diana Shipping Inc.

Separately, Diana Shipping Inc. also announced that on May 17, 2013,  it signed, through separate wholly-owned subsidiaries, two shipbuilding contracts with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd., for the construction of two Newcastlemax dry bulk carriers of approximately 208,500 dwt each for a contract price of US$48.7 million per vessel. The Company expects to take delivery of the vessels during the second quarter of 2016.

Excluding the aforementioned vessels as well as 1 Capesize vessel expected to be delivered to the Company by the end of May 2013 and 2 new-building Ice Class Panamax vessels expected to be delivered to the Company during the fourth quarter of 2013, Diana Shipping Inc.’s fleet currently consists of 32 dry bulk carriers (2 Newcastlemax, 8 Capesize, 3 Post-Panamax, 2 Kamsarmax and 17 Panamax). As of today, the combined carrying capacity of our current fleet, excluding the five vessels not yet delivered, is approximately 3.5 million dwt with a weighted average age of 6.2 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through the ownership and operation of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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